Exhibit 99.1

Sky Solar Holdings, Ltd. Announces Recent Developments Regarding the Hudson Dispute

HONG KONG, July 16, 2020 -- Sky Solar Holdings, Ltd. (NASDAQ: SKYS) ("Sky Solar" or the "Company"), a global developer, owner and operator of solar parks, today announced that it has filed opposition paper in the Supreme Court of the State of New York (the “Court”) against Hudson Solar Cayman, LP (“Hudson”) with respect to the Amended and Restated Note Purchase Agreement dated July 15, 2016 (the “Note Purchase Agreement”). On May 26, 2020, Hudson filed an action (the “May 2020 Action”) in the Court seeking summary judgment in lieu of a complaint related to the Note Purchase Agreement against the Company and certain of its subsidiaries.

The Company has contested the validity of Hudson’s claims and strongly denied all relevant claims alleged by Hudson. The Company intends to defend vigorously against the May 2020 Action, Hudson’s related enforcement actions and other related proceedings to minimize the interruptions on its business and operations.  The Company has claimed, among other things, that Hudson failed to implement the transactions contemplated by the Settlement Agreement signed by the Company and Hudson in November 2019 (“Settlement Agreement”) in good faith and that Hudson entered into the Settlement Agreement in bad faith and with no real intention of compromising the disputes between the parties in accordance with the terms thereof.

About Sky Solar Holdings, Ltd.

Sky Solar is a global independent power producer (“IPP”) that develops, owns, and operates solar parks and generates revenue primarily by selling electricity. Since its inception, Sky Solar has focused on the downstream solar market and has developed projects in Asia, Europe, South America and North America. The Company’s broad geographic reach and established presence across key solar markets are significant differentiators that provide global opportunities and mitigate country-specific risks. Sky Solar aims to establish operations in select geographies with highly attractive solar radiation, regulatory environments, power pricing, land availability, financial access and overall power market trends. As a result of its focus on the downstream photovoltaic segment, Sky Solar is technology agnostic and is able to customize its solar parks based on local environmental and regulatory requirements. As of December 31, 2019, the Company owned and operated 115.1 MW of solar parks.

Safe-Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the quotations from management in this press release and the Company’s operations and business outlook contain forward-looking statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These risks and uncertainties include, but are not limited to the following: the reduction, modification or elimination of government subsidies and economic incentives; global and local risks related to economic, regulatory, social and political uncertainties; resources the Company may need to familiarize itself with the regulatory regimes, business practices, governmental requirements and industry conditions as the Company enters into new markets; the Company’s ability to successfully implement its on-going strategic review to unlock shareholder value; global liquidity and the availability of additional funding options; the delay between making significant upfront investments in the Company’s solar parks and receiving revenue; expansion of the Company’s business in the United States and Japan; resolution of disputes; risk associated with the Company’s limited operating history, especially with large-scale IPP solar parks; risk associated with development or acquisition of additional attractive IPP solar parks to grow the Company’s project portfolio; and competition. Further information regarding these and other risks is included in Sky Solar’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. Except as required by law, the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

For investor and media inquiries, please contact:

Sky Solar:

IR@skysolarholdings.com

Sky Solar Investor Relations:

The Blueshirt Group

United States

Ralph Fong

+1 (415) 489-2195

ralph@blueshirtgroup.com

China

Gary Dvorchak, CFA

+86 (138) 1079-1480

gary@blueshirtgroup.com